SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

MER TELEMANAGEMENT SOLUTIONS LTD.
(Name of Registrant)

15 Hatidhar Street, Ra'anana 43665, Israel
 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

MER Telemanagement Solutions Ltd.

Ra’anana, Israel / Powder Springs, Georgia, USA - May 4, 2020 - Mer Telemanagement Solutions Ltd. (MTS) (Nasdaq Capital Market: MTSL), a global provider of telecommunications expense management, call accounting and contact center software, announced today that on April 27, 2020, the Company's board of Directors approved a three-month  extension of the greenshoe option provided to an institutional investor pursuant to a $1.5 million stock purchase agreement entered into on October 30, 2018. The agreement included a greenshoe option for the future additional investment by the institutional investor of up to $1.5 million in the Company’s preferred shares at a price per preferred share of $1.14. To date, the institutional investor has exercised options to purchase $790,000 of the Company’s preferred shares. The greenshoe option is now scheduled to expire on July 30, 2020.

About MTS

Mer Telemanagement Solutions Ltd. (MTS) is focused on innovative products and services for enterprises in the area of telecom expense management, call accounting and contact center software. Headquartered in Israel, MTS markets its solutions through wholly-owned subsidiaries in Israel, the U.S and Hong Kong, as well as through distribution channels. For more information please visit the MTS web site: www.mtsint.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MER TELEMANAGEMENT SOLUTIONS LTD.
(Registrant)
Date: May 4, 2020
	By:	/s/ Ofira Bar
Ofira Bar
Chief Financial Officer